RECEIVED
2005 SEP 12 A 10:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

05011122

Stockholm, Sweden, September 6, 2005

SUPPL

File No. 82-812

Enclosed please find the following press release from Atlas Copco AB, marked with the above stated number.

- Atlas Copco to acquire compressed natural gas compressor manufacturer in New Zealand

ATLAS COPCO AB
Group Communications

Ylva Thornander Jonsson

PROCESSED
SEP 12 2005
THOMSON
FINANCIAL

Sent by DHL, AWB No. 477 9948 456

For further information please contact:
Cathrine Stjärnekull, Communications Manager, Atlas Copco AB
+46 (0)8 743 8074 or +46 (0)70 349 8074

Atlas Copco to acquire compressed natural gas compressor manufacturer in New Zealand

Stockholm, Sweden, September 6, 2005: A new subsidiary of Atlas Copco South Pacific Holdings Pty Limited, Australia, has agreed to acquire Intermech Ltd., based in New Zealand, in order to extend its product offering into a growing business. The turnover for Intermech (April 2004 – March 2005) was close to MSEK 100 and it has 45 employees. The purchase price is not disclosed.

Intermech designs, manufactures, and markets a range of compressed natural gas (CNG) compressors and related equipment used at filling stations for vehicles fuelled with natural gas. Intermech has solid technical and application knowledge and a strong brand reputation. The company has been present in the growing compressed natural gas market since the beginning of the 1990s.

"The acquisition of Intermech Ltd will create an opportunity for Atlas Copco to enter the rapidly growing market of compressed natural gas for vehicles. Entering this niche market will allow Atlas Copco to broaden further our reach within the compressor business. The combination of the strong worldwide presence of Atlas Copco and the first class product design, system knowledge, and reputation of Intermech, should allow us to have a strong participation in this business," says Bengt Kvarnbäck, President, Atlas Copco Compressor Technique Business Area. The driving force behind the increasing use of compressed natural gas is environmental care.

Intermech will become a product company within the Oil-free Air division of the Compressor Technique business area. Intermech will remain as a stand-alone brand. See also http://www.intermech.co.nz/

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Oil-free Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production center located in Antwerp, Belgium. The division develops, manufactures, markets and distributes worldwide a vast range of oil-free air compressors, Air Optimization systems, Aftermarket products and total quality air solution equipment used in all kind of industries where the quality of the air is paramount for the end product and production process. The main product scope of supply of the division covers a wide range of oil-free air compressors, medium, low and high pressure variants, with various compression technologies such as rotary screw and tooth, piston, centrifugal and reciprocating piston boosters. Within the same pressure/capacity range oil-injected compressors are offered as an alternative for less critical applications. By nature and innovative design Oil-free Air cares for the environment.

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco.com	Reg. Office Nacka